Exhibit 4.8

BRIDGE LOAN AGREEMENT

This Bridge Loan Agreement is intended to serve as an agreement upon which Trucolor, Inc., a Nevada corporation (“Lender”) will provide financing by extending credit to National Storm Management, Inc. (the “Borrower”). This loan agreement should be construed as a binding commitment. The terms and conditions set forth herein are based on information provided by Borrower and are not subject to change.

September 1, 2005

Borrower:	National Storm Management, Inc.
Lender:	Trucolor, Inc., a Nevada corporation and/or its assigns
Credit Facility:	$1,000,000 (the “Credit Facility”); deliverable as follows:

Date	Amount

September 6, 2005	$500,000
September 15, 2005	$500,000
$1,000,000

Conditions Subsequent:	The Borrower shall immediately, upon receipt of the initial $500,000, do the following:
1. Preparation and filing of Nevada registration statement offering stock at $.20/share; (Rule 504)
2. Try to negotiate cancellation of shares issued to Crescent Fund LLC.
Maturity:	The later of October 31, 2005, or the effective date of the Nevada registration statement.
Repayment:	Principal and interest on maturity.
Events of Default:

An event of default shall include the commencement by the Borrower of a voluntary case or proceeding under the bankruptcy laws or the Borrower’s failure to: (i) make principal payment(s) on the Credit Facility or other Borrower obligation when due; or (ii) discharge or stay a bankruptcy proceeding within 60 days of such action being taken against the Borrower.

Right of First Refusal:

Following the closing of the proposed transaction, for 60 days, National Storm Management, Inc. will not conduct, without written consent of Trucolor, any equity or debt financings. Thereafter, for 365 days, Investor will have the right of first refusal in respect of any equity or debt financings (other than a public offering, and Customary exceptions for joint ventures, strategic investments, etc.) contemplated by National Storm Management, Inc..

Conversion:	Lender may convert any portion of this loan into common stock of the Borrower at a conversion price of $.20 per share.
Financial Covenants:	None; provided , however, that the proceeds of the Credit Facility shall not be available to reduce or retire any insider note or convertible debt held by an officer or director of the Borrower.
Expenses:	N/A

Agreed and Confirmed:

By:
Richard Clark, President
Agreed and Confirmed:
NATIONAL STORM MANAGEMENT, INC.
		By:	/s/ Mark V. Noffke
Mark V. Noffke, CFO
Dated: September 1, 2005